This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

March 5, 2004

3.

Press Release

The press release was issued on March 5, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from the first 13 diamond drill holes of the 30,000 meter 2004 program and the final 5 drill holes (B-142  to B-146) completed at its Bisha Project in 2003.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on June 25, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretar

HIGH GRADE BASE METAL ASSAYS SHOW STRONG GROWTH POTENTIAL WITH MASSIVE SULPHIDES ZONES CONFIRMED TO VERTICAL DEPTHS OF 300 METERS AT BISHA PROJECT, ERITREA

March 5, 2004

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce the assay results from the first 13 diamond drill holes of the 30,000 meter 2004 program and the final 5 drill holes (B-142  to B-146) completed at its Bisha Project in 2003. The results reflect a continuity of mineralization both along strike and to depth and demonstrate significant potential for a long term mine life from the primary sulphides of the Bisha Project, subsequent to the mining of the gold rich oxide layer at surface and the copper-rich supergene zone. It is becoming more apparent that a specific zonation of zinc rich and copper rich mineralization is present within the primary zone situated below the supergene copper horizon and the high-grade gold oxide cap. Plans are to drill to vertical depths of 400 meters during the current program once all assay results are received and initial interpretations have been completed as to the configuration of the mineralization with depth.

HIGHLIGHTS

•

High grade zinc mineralization continues to be intersected in the primary massive sulphide zone

•

Massive sulphides up to 50-60 meters true width intersected to depths of 300 meters vertical

•

Exploration drilling commenced on targets 2.0 km to the southwest of Bisha Main

•

Environmental baseline studies commenced

To date, in 2004, 34 diamond drill holes have been drilled in the southern part of the Bisha Main zone. Some of these holes have been drilled to vertical depths of 300 meters in an effort to determine the depth extent of the deposit. The zone remains strong at these depths with true widths of massive sulphides in the order of 50-60 meters being attained.  Assay results from the deep holes are pending. The gold bearing oxide zone was not targeted in this stage of the program.

Assay results from the initial 13 diamond drill holes from the 2004 program at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, Str-Stringers, P-Primary sulphides. .

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide
B-156	28.00	49.00	21.00	2.21	57.57	0.03	0.66	0.07	O	1715625
Supergene
B-150	82.95	91.00	8.05	0.48	23.65	2.43	0.09	0.05	S	1715675
B-151	57.00	86.50	29.50	0.97	32.73	3.07	0.11	0.10	S	1715675
B-152	60.00	73.00	13.00	0.22	21.60	3.40	0.10	0.04	S	1715525
B-154	53.50	67.00	13.50	0.26	15.78	2.17	0.11	0.16	S	1715525
B-156	49.00	79.00	30.00	0.87	46.60	3.26	0.26	2.69	S/P	1715625
B-159	51.00	69.10	18.10	0.44	17.85	3.58	0.07	0.19	S	1715475
Primary
B-147	132.30	148.00	15.70	0.81	71.23	0.85	0.38	9.68	P	1715700
B-148	144.80	157.00	12.20	1.15	82.60	0.70	0.61	18.56	P	1715675
B-149	80.50	87.95	7.45	0.70	47.95	1.32	0.35	5.39	P	1715525
B-149	108.10	140.50	32.40	0.87	68.44	1.36	0.25	7.95	P	1715675
B-150	118.00	128.50	10.50	1.01	63.81	0.77	0.37	9.15	P	1715675
Incl.	118.00	122.50	4.50	0.65	92.00	0.83	0.67	16.55	P
B-151	86.50	98.50	12.00	0.69	95.83	1.09	0.89	10.85	P	1715675
B-152	83.20	125.30	42.10	0.99	24.91	0.35	0.13	2.20	P	1715525
B-152	163.10	199.00	35.90	0.72	61.37	1.37	0.29	8.70	P
Incl.	163.10	188.00	24.90	0.70	71.67	1.24	0.41	12.45	P
B-153	147.50	159.00	11.50	0.65	63.83	0.37	0.74	19.94	P	1715650
B-154	67.00	123.90	56.90	0.47	21.16	0.39	0.12	1.83	P	1715525
B-154	172.35	262.50	90.15	0.95	60.43	1.77	0.17	4.79	P
Incl.	175.35	214.00	38.65	1.06	74.86	1.62	0.31	9.10	P
And Incl.	214.00	262.5	48.5	0.84	48.34	1.83	0.04	1.52	P
B-155	145.40	169.60	24.20	0.85	93.60	0.96	0.69	17.76	P	1715625
B-156	64.00	70.00	6.00	0.75	99.25	1.95	0.76	12.91	S/P	1715625
B-156	79.0	111.4	32.4	0.66	37.03	0.78	0.22	3.94	P
incl	91.00	104.50	13.50	0.51	55.53	0.63	0.47	9.11	P
B-157	81.00	102.00	21.00	0.69	23.71	0.39	0.12	2.36	P	1715475
B-157	149.50	184.00	34.50	0.53	28.10	1.03	0.04	1.98	P
incl	149.50	158.50	9.00	0.70	33.67	0.67	0.14	6.79	P
B-158	164.00	194.50	30.50	0.78	80.10	1.47	0.39	10.35	P	1715600
B-159	78.25	129.00	50.75	0.65	26.60	0.75	0.11	2.49	P	1715475
incl	95.50	112.50	17.50	1.06	36.75	0.46	0.25	6.29	P

Assays on additional holes drilled will be released as available.

The results from the final five diamond drill holes from the 2003 program at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, Str-Stringers, P-Primary sulphides.  The primary mineralization is further divided into copper and zinc rich zones.

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Zone	Section
Oxide
B-144	2.8	34.0	28.2	5.05	11.96	0.08	0.32	0.11	O	1716000
B-145	40.0	52.0	12.0	8.28	46.38	0.02	0.02	0.02	O	1716175
Supergene
B-142	79.0	103.0	24.0	0.31	38.6	4.62	0.26	0.11	S	1715750
B-144	49.6	55.0	5.4	0.02	0.63	0.76	0.00	0.02	S	1716000
Primary-Cu rich
B-143	85.0	88.0	3.0	0.08	1.0	1.16	0.11	0.05	P	1715800
and	96.9	99.2	1.7	0.63	28.18	1.34	0.19	0.15	P

Hole B-142 undercut hole B-141 that intersected supergene copper mineralization assaying 17.4% Cu over 12.0 meters. Hole B-146 was lost before achieving its primary target.

Additional assay results from hole B-134 have been received. Significant assays have now been returned over an 88.85 meter core length which includes oxide, supergene and primary mineralization. Averaged results are as follows:

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	ZONE	Section
B-134 *	0.0	38.0	38.0	6.45	37.2	0.12	1.15	0.06	O	1716125
and*	38.0	55.0	17.0	1.29	32.97	8.24	0.09	0.05	S
and	55.0	73.0	18.0	0.36	4.54	0.49	0.01	0.04	Str
and	73.0	88.85	15.85	1.26	36.66	1.37	0.04	6.35	P

*These two intervals were previously released.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com